WAGE AGREEMENT REACHED AT THE BOKONI MINE

August 20, 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX, NYSE MKT, JSE: ATL) is pleased to announce that Bokoni Platinum Mines (Proprietary) Limited (“Bokoni Mine”) has reached a two-year wage agreement with its recognised labour union bodies, the National Union of Mineworkers (“NUM”), Togetherness Amalgamated Workers Union of South Africa (“TAWUSA”) and United Association of South Africa (“UASA”) in relation to their respective members employed at the Bokoni Mine. The agreement is effective from 1 July 2014 until 30 June 2016, and will be applied to all employees within the respective bargaining and operational units at Bokoni Mine.

The wage agreement has been aligned to recent wage settlements in the South African platinum group metals industry. It includes an increase to employees’ basic rate of pay which is above the South African consumer price index inflation rate, together with productivity-linked bonus incentives, medical, housing and travel allowances.

Harold Motaung, Chief Executive Officer of Atlatsa, said, “We are pleased with the constructive and respectful manner in which the Bokoni Mine management and labour unions progressed and concluded the wage negotiations. The finalisation of the wage agreement supports labour stability at the mine and bodes well for our ongoing working relationship with our employees, labour unions and broader stakeholder groups.”

Atlatsa further advises that the Bokoni Mine had no industrial unrest during the wage negotiation process.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head: Investor Relations	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816